UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

VIRNETX HOLDING CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

693153108

(CUSIP Number)

Kendall Larsen
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA  95066
(831) 438-8200

    (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 693153108

1) Names of Reporting Persons: Gregory H. Bailey

2) Check the Appropriate Box if a Member of a Group (See Instructions)      (a) ☐ (b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)   OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6) Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	2,096,042 shares of common stock (1)
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	2,096,042 shares of common stock (1)
	(10) Shared Dispositive Power	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,096,042 shares of common stock  (1)

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13) Percent of Class Represented by Amount in Row (11):

4.97% (2)

14) Type of Reporting Person (See Instructions)

IN

(1)	Includes (i) 2,037,675 shares held directly by the Reporting Person and (ii) 58,367 shares held by the Palantir Group, Inc. over which the Reporting Person has voting and investment power.

(2)	Percentage of shares reported is based upon 42,186,968 shares of Common Stock outstanding as of February 24, 2010.

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SCHEDULE 13D/A

This Amendment No. 4 (the “Amendment 4”) amends the statements on the Amendment No. 3 to Schedule 13D filed on February 16, 2010 (the “Schedule 13D/A-3”), by and on behalf of Gregory H. Bailey (the “Reporting Person”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D/A-3 is amended and restated in its entirety as follows:

(a)
The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 2,096,042, which represents the Reporting Person’s beneficial ownership of approximately 4.97% of the Issuer’s Common Stock.

(b)
The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 2,096,042 shares of Common Stock beneficially owned by the Reporting Person.

(c)
This Amendment No. 4 is being filed to reflect the Reporting Person’s current stockholdings of 2,096,042 shares of the Issuer’s Common Stock, including 2,037,675 shares directly held by the Reporting Person and 58,367 shares held by the Palantir Group, Inc., over which the Reporting Person has voting and investment power.

(d)	Not applicable.

(e)	March 2, 2010.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2010

/s/ Gregory H. Bailey
Gregory H. Bailey

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